Exhibit 99.1

So-Young Reports Fourth Quarter 2019 Unaudited Financial Results

BEIJING, China, March 23, 2020 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

•                        Total revenues were RMB358.2 million (US$51.4 million1), a 95.7% increase from the same period of 2018 and exceeding the high-end of the Company’s previous guidance of RMB340 million.

•                        Net income was RMB69.9 million (US$10.0 million), a 71.4% increase from RMB40.8 million in the same period of 2018.

•                        Non-GAAP net income2 was RMB86.4 million (US12.4 million), a 86.5% increase from RMB46.3 million in the same period of 2018.

Fourth Quarter 2019 Operational Highlights

•                        Average mobile MAUs were 3.67 million, an increase of 120.1% from 1.67 million in the same period of 2018.

•                        Total number of purchasing reservation service users were 188,300, an increase of 50.7% from 124,900 in the same period of 2018.

•                        Number of paying medical service providers on So-Young’s platform were 3,378, an increase of 28.8% from 2,622 in the same period of 2018.

•                        Number of medical service providers subscribing to information services on So-Young’s platform were 2,138, an increase of 30.0% from 1,644 in the same period of 2018.

•                        Aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB1,077.5 million, an increase of 66.6% from RMB646.8 million in the same period of 2018.

Fiscal Year 2019 Financial Highlights

•                        Total revenues were RMB1,151.6 million (US$165.4 million), an 86.6% increase from RMB617.2 million in the same period of 2018.

•                        Net income was RMB176.7 million (US$25.4 million), a 220.8% increase from RMB55.1 million in the same period of 2018.

•                        Non-GAAP net income was RMB280.9 million (US40.4 million), a 247.1% increase from RMB80.9 million in the same period of 2018.

“Our results this quarter and throughout 2019 reflect the tremendous progress we have made in strengthening our platform and our ability to innovate, adapt and execute in a rapidly changing environment,” commented Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young. “We made several strategic changes to enrich our growing and vibrant community of users and medical aesthetic professionals that led to a 96% increase in revenue year-over-year, exceeding the high end of our guidance. Building on this, our goal for 2020 is to create a more diverse, engaging and high-quality content portfolio that will dominate the mindshare of users. This will increase user stickiness to our platform and allow for them to seamlessly and efficiently move through the entire decision-making process.”

1  This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.9618 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 31, 2019.

2  Non-GAAP net income is defined as net income excluding share-based compensation expenses.  See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“The outbreak of COVID-19 has been a challenge for the global economy and I want to thank all our employees for their dedication and hard work during this difficult time to ensure business continuity. We ensured that our efforts focused on upgrading all our online features so that our users could receive the same quality service throughout the period. We are seeing demand for one of our new features, Live Video Diagnosis, accelerate in the past two months which allows doctors and consultants bring the consultation process online where it helps users get more direct and targeted advice for decision making. Our ultimate aim is to cultivate the most relevant and trustworthy content in our community so that our users have easy access to the full life cycle of the beauty journey.”

“We strategically deployed resources towards optimizing the overall user experience while driving greater operational efficiency and profitability during the quarter which resulted in a 71% year-over-year increase in net income,” added Mr. Min Yu, Chief Financial Officer of So-Young. “We will continue to be strategic in monetizing services across our platform and leverage synergies being created across our community of users to drive profitability in the long-run. We are creating a more diverse, engaging and high-quality content portfolio and despite the current challenging macro environment, the fundamentals and long-term drivers of our business remain very strong.”

Fourth Quarter 2019 Financial Results

Revenues

Total revenues were RMB358.2 million (US$51.4 million), an increase of 95.7% from RMB183.0 million in the same period of 2018.

•                      Information services revenues were RMB264.5 million (US$38.0 million), an increase of 108.2% from RMB127.1 million in the same period of 2018. The increase was primarily attributable to an increase in average revenue per medical service provider as they increasingly allocate a larger proportion of their marketing budgets to So-Young’s platform.

•                      Reservation services revenues were RMB93.7 million (US$13.5 million), an increase of 67.4% from RMB55.9 million in the same period of 2018. The increase was primarily due to an increase in the number of purchasing users.

Costs of Revenues

Costs of revenues were RMB58.5 million (US$8.4 million), an increase of 85.0% from RMB31.6 million in the fourth quarter of 2018. The increase was primarily due to an increase in event organization cost and personal related cost. In addition, cost of revenues included share-based compensation expenses of RMB4.1 million (US$0.6 million) during the fourth quarter of 2019, compared to RMB0.3 million in the corresponding period of 2018.

Operating Expenses

Total operating expenses were RMB222.9 million (US$32.0 million), an increase of 89.5% from RMB117.6 million in the fourth quarter of 2018.

•                      Sales and marketing expenses were RMB132.2 million (US$19.0 million), an increase of 106.9% from RMB63.9 million in the fourth quarter of 2018. The increase was primarily due to an increase in expenses associated with marketing campaigns and user acquisition initiatives. Sales and marketing expenses for the fourth quarter of 2019 included share-based compensation expenses of RMB2.4 million (US$0.3 million), compared to RMB0.2 million in the corresponding period of 2018

•                      General and administrative expenses were RMB36.0 million (US$5.2 million), an increase of 29.6% from RMB27.8 million in the fourth quarter of 2018. The increase was primarily due to an increase in personnel related expenses. General and administrative expenses for the fourth quarter of 2019 included share-based compensation expenses of RMB5.1 million (US$0.7 million), compared to RMB4.5 million in the corresponding period of 2018

•                      Research and development expenses were RMB54.7 million (US$7.9 million), an increase of 110.8% from RMB26.0 million in the fourth quarter of 2018. The increase was primarily a result of costs associated with increased hiring to support product development which is in line with the Company’s strategy of strengthening its technology and big data analysis capabilities. Research and development expenses for the fourth quarter of 2019 included share-based compensation expenses of RMB4.9 million (US$0.7 million), compared to RMB0.6 million in the corresponding period of 2018.

Income Tax Expense

Income tax expenses were RMB29.0 million (US$4.2 million), compared with RMB0.8 million in the same period of 2018, primarily due to an increase in taxable income during the fourth quarter of 2019.

Net Income

Net income was RMB69.9 million (US$10.0 million), compared with RMB40.8 million in the fourth quarter of 2018.

Non-GAAP net income

Non-GAAP net income, which excludes the impact of share-based compensation expenses was RMB86.4 million (US$12.4 million), compared to RMB46.3 million in the same period of 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.68 (US$0.10) and RMB0.65 (US$0.09), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.17 and RMB0.15 in the same period of 2018.

Fiscal Year 2019 Financial Results

Revenues

Total revenues were RMB1,151.6 million (US$165.4 million), an increase of 86.6% from RMB617.2 million in fiscal year 2018.

•                      Information services revenue were RMB833.4 million (US$119.7 million), an increase of 100.8% from RMB415.1 million in fiscal year 2018. The increase was primarily attributable to an increase in average revenue per medical service provider as they increasingly allocate a larger proportion of their marketing budgets to So-Young’s platform.

•                      Reservation services revenue were RMB318.2 million (US$45.7 million), an increase of 57.4% from RMB202.1 million in fiscal year 2018. The increase was primarily due to an increase in the number of purchasing users.

Costs of Revenues

Costs of revenues were RMB198.6 million (US$28.5 million), an increase of 116.9% from RMB91.6 million in fiscal year 2018. The increase was primarily due to an increase in personnel related expenses. In addition, cost of revenues included share-based compensation expenses of RMB12.8 million (US$1.8 million) compared to RMB1.4 million in 2018.

Operating Expenses

Total operating expenses were RMB807.8 million (US$116.0 million), an increase of 69.5% from RMB476.5 million in fiscal year 2018.

•                      Sales and marketing expenses were RMB470.0 million (US$67.5 million), an increase of 53.4% from RMB306.4 million in fiscal year 2018. The increase was primarily due to an increase in expenses associated with marketing campaigns and user acquisition initiatives. Sales and marketing expenses for 2019 included share-based compensation expenses of RMB8.5 million (US$1.2 million), compared to RMB1.0 million in 2018.

•                      General and administrative expenses were RMB160.5 million (US$23.1 million), an increase of 112.8% from RMB75.4 million in fiscal year 2018. This was primarily due to an increase in personnel related expenses. General and administrative expenses for 2019 included share-based compensation expenses of RMB61.6 million (US$8.8 million), compared to RMB10.1 million in 2018.

•                      Research and development expenses were RMB177.3 million (US$25.5 million), an increase of 87.1% from RMB94.7 million in fiscal year 2018. The increase was primarily attributable to an increase in personnel related expenses. Research and development expenses for 2019 included share-based compensation expenses of RMB21.4 million (US$3.1 million), compared to RMB13.3 million in 2018.

Income Tax Expense

Income tax expenses were RMB49.7 million (US$7.1 million), compared with an income tax expenses of RMB3.2 million in fiscal year 2018, primarily due to an increase in taxable income during fiscal year 2019.

Net Income

Net income was RMB176.7 million (US$25.4 million), compared with RMB55.1 million in fiscal year 2018.

Non-GAAP net income

Non-GAAP net income, which excludes the impact of share-based compensation expenses, was RMB280.9 million (US$40.4 million), compared to RMB80.9 million in fiscal year 2018.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.64 (US$0.24) and RMB1.54 (US$0.22), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB1.54 in fiscal year 2018.

Cash and Cash Equivalents, Restricted Cash and Term Deposits and Short-Term Investments

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash and term deposits and short-term investments of RMB2,844.0 million (US$408.5 million), compared with RMB1,206.9 million as of December 31, 2018. The increase was primarily due to net proceeds from the Company’s initial public offering in May 2019.

Business Outlook

For the first quarter of 2020, So-Young expects total revenues to be between RMB160 million (US$23.0 million) and RMB180 million (US$25.9 million). The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, particularly in view of the potential impact of the COVID-19, the effects of which are difficult to analyze and predict, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income from operations and non-GAAP net income by excluding share-based compensation expenses from income from operations and net income, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young’s management will hold an earnings conference call on Monday, March 23, 2020, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	4006-208038
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	8429196

A telephone replay will be available two hours after the conclusion of the conference call through 8:59 AM U.S. Eastern Time, March 31, 2020. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	8429196

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to So-Young’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	563,383	884,676	127,076
Restricted cash	—	16,509	2,371
Trade receivables	10,473	26,110	3,750
Receivables from online payment platforms	9,970	13,429	1,929
Amount due from related parties	850	5,815	835
Term deposits and short-term investments	643,539	1,942,860	279,074
Prepayment and other current assets	50,236	67,628	9,714
Total current assets	1,278,451	2,957,027	424,749
Non-current assets:
Long-term investments	14,813	45,980	6,605
Property and equipment, net	3,253	32,341	4,645
Deferred tax assets	30,894	35,208	5,057
Prepayment for long-term investment	11,500	—	—
Operating lease right-of-use assets[1]	—	144,488	20,754
Other non-current assets	1,625	14,910	2,142
Total non-current assets	62,085	272,927	39,203
Total assets	1,340,536	3,229,954	463,952

Liabilities
Current liabilities:
Taxes payable	41,552	65,605	9,424
Contract liabilities	116,967	93,725	13,463
Salary and welfare payables	71,486	100,676	14,461
Amount due to related parties	925	2,620	376
Accrued expenses and other current liabilities	71,226	166,088	23,857
Operating lease liabilities-current[1]	—	37,799	5,429
Total current liabilities	302,156	466,513	67,010
Operating lease liabilities-non current[1]	—	120,803	17,352
Total liabilities	302,156	587,316	84,362

1  The Company has adopted ASU No. 2016-02, “Leases (Topic 842)” beginning January 1, 2019 using the optional transition method and accordingly, has not recast prior periods. The only major impact of the standard is the recognition of assets and liabilities for operating leases of approximately RMB191,236 and RMB 195,563, respectively, at January 1, 2019.

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$

Mezzanine equity:
Series A convertible redeemable preferred shares (US$ 0.0005 par value; 8,000,000 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of December 31, 2019)	30,440	—	—
Series B convertible redeemable preferred shares (US$ 0.0005 par value; 10,476,190 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of December 31, 2019)	99,075	—	—
Series C-1 convertible redeemable preferred shares (US$ 0.0005 par value; 1,030,126 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of December 31, 2019)	17,769	—	—
Series C convertible redeemable preferred shares (US$ 0.0005 par value; 4,902,554 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of December 31, 2019)	161,101	—	—
Series D convertible redeemable preferred shares (US$ 0.0005 par value; 9,750,676 shares authorized, issued and outstanding as of December 31, 2018, and none outstanding as of December 31, 2019)	422,035	—	—
Series D+ convertible redeemable preferred shares (US$ 0.0005 par value; 3,497,954 shares authorized, issued and outstanding as of December 31, 2018, and none outstanding as of December 31, 2019)	178,035	—	—
Series E convertible redeemable preferred shares (US$ 0.0005 par value; 6,164,979 shares authorized, issued and outstanding as of December 31, 2018 and none outstanding as of December 31, 2019)	487,494	—	—
Total mezzanine equity	1,395,949	—	—

Shareholders’ (deficit)/equity:
Class A Ordinary shares (US$ 0.0005 par value; 12,000,000 shares authorized, issued and outstanding as of December 31, 2018; 750,000,000 shares authorized as of December 31,2019; 69,371,718 shares issued and outstanding as of December 31, 2019)	37	221	32
Class B Ordinary shares (US$ 0.0005 par value; 144,177,521 shares authorized as of December 31, 2018; 11,290,940 shares issued and outstanding as of December 31, 2018; 20,000,000 shares authorized as of December 31, 2019; 12,000,000 shares issued and outstanding as of December 31, 2019)	35	37	5
Additional paid-in capital	—	2,799,336	402,099
Statutory reserve	—	10,562	1,516
Accumulated deficit	(394,039)	(259,251)	(37,239)
Accumulated other comprehensive income	36,398	91,733	13,177
Total shareholders’ (deficit)/equity	(357,569)	2,642,638	379,590
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	1,340,536	3,229,954	463,952

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Information services	127,078	264,517	37,995	415,119	833,422	119,713
Reservation services	55,935	93,657	13,453	202,107	318,215	45,709
Total revenues	183,013	358,174	51,448	617,226	1,151,637	165,422
Cost of revenues	(31,629)	(58,511)	(8,405)	(91,563)	(198,630)	(28,531)
Gross profit	151,384	299,663	43,043	525,663	953,007	136,891
Operating expenses:
Sales and marketing expenses	(63,876)	(132,152)	(18,982)	(306,360)	(470,033)	(67,516)
General and administrative expenses	(27,807)	(36,039)	(5,177)	(75,442)	(160,531)	(23,059)
Research and development expenses	(25,952)	(54,709)	(7,858)	(94,726)	(177,268)	(25,463)
Total operating expenses	(117,635)	(222,900)	(32,017)	(476,528)	(807,832)	(116,038)
Income from operations	33,749	76,763	11,026	49,135	145,175	20,853
Other income:
Investment income	3,032	4,144	595	5,256	8,698	1,249
Interest income	3,873	13,517	1,942	10,881	45,045	6,470
Exchange gains/(losses)	563	441	63	(8,008)	(3,235)	(465)
Impairment of long-term investment	—	(4,000)	(575)	—	(4,000)	(575)
Others, net	386	8,089	1,162	990	34,776	4,995
Income before tax	41,603	98,954	14,213	58,254	226,459	32,527
Income tax expenses	(790)	(29,009)	(4,167)	(3,171)	(49,735)	(7,144)
Net income	40,813	69,945	10,046	55,083	176,724	25,383
Accretions of convertible redeemable preferred shares to redemption value	(35,783)	—	—	(104,211)	(50,219)	(7,214)
Net income/(loss) attributable to ordinary shareholders of the Company	5,030	69,945	10,046	(49,128)	126,505	18,169

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME(Continued)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.22	0.89	0.13	(2.00)	2.13	0.31
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.19	0.84	0.12	(2.00)	2.00	0.29
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.17	0.68	0.10	(1.54)	1.64	0.24
Net earnings/(loss) per ADS attributable to ordinary shareholders -diluted (13 ADS represents 10 Class A ordinary shares)	0.15	0.65	0.09	(1.54)	1.54	0.22
Weighted average number of ordinary shares used in computing earnings per share, basic*	23,277,043	79,030,547	79,030,547	24,555,427	59,357,935	59,357,935
Weighted average number of ordinary shares used in computing earnings per share, diluted*	26,649,175	82,942,043	82,942,043	24,555,427	63,309,091	63,309,091

Share-based compensation expenses included in:
Cost of revenues	(253)	(4,052)	(582)	(1,423)	(12,752)	(1,832)
Selling and marketing expenses	(188)	(2,369)	(340)	(1,018)	(8,479)	(1,218)
General and administrative expenses	(4,489)	(5,074)	(729)	(10,112)	(61,579)	(8,845)
Research and development expenses	(575)	(4,934)	(709)	(13,306)	(21,401)	(3,074)

*     Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2018	December 31, 2019	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	US$	RMB	RMB	US$
GAAP income from operations	33,749	76,763	11,026	49,135	145,175	20,853
Add back: Shared-based compensation expenses	5,505	16,429	2,360	25,859	104,211	14,969
Non-GAAP income from operations	39,254	93,192	13,386	74,994	249,386	35,822

GAAP Net income	40,813	69,945	10,046	55,083	176,724	25,383
Add back: Shared-based compensation expenses	5,505	16,429	2,360	25,859	104,211	14,969
Non-GAAP net income	46,318	86,374	12,406	80,942	280,935	40,352